FRANK J. HARITON $ ATTORNEY - AT - LAW

1065 Dobbs Ferry Road $ White Plains $ New York 10607 $ (Tel) (914) 674-4373 $ (Fax) (914) 693-2963 $ (e-mail) hariton@sprynet.com

June 23, 2014

John Dana Brown

Attorney-Advisor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Momentous Entertainment Group, Inc. (the “Company” or “Issuer”)

Registration Statement Form S-1/ Pre-Effective Amendment Two

File No.: 333-194636

Dear Mr. Brown:

Enclosed is Pre-Effective Amendment Two to the above Registration Statement. The changes in this Amendment have been made to update information and in response to staff comments. The paragraph numbers below correspond to the numbered comments in your comment letter dated June 12, 2014.

General

1.

We have provided the requested disclosure.

2.

The requested disclosures have been made consistent throughout.

Prospectus Summary

About Momentous Entertainment Group, Inc.

3.

We have provided the requested disclosure.

4.

We have provided the requested disclosure.

5.

Exhibit 10.2 relates solely to loans to pay legal bills of the registration process. Our President’s commitment to provide financing for MEG’s operations is not restricted in any way. The Registration Statement has been clarified in this regard.

6.

In this section, there is no disclosure about the aggregate dollar value of common stock after the offering. The amount disclosed is what the net shareholders’ deficit will be.

Use of Proceeds

7.

We have provided the requested disclosure

Management’s Discussion and Analysis or Plan of Operation

Plan of Operation

8.

A copy of the PILOXING® License Agreement, redacted for certain confidential business terms has been included as Exhibit 10.3.

Business Plan

9.

We have expanded our cost disclosures. However, we cannot break costs down by individual steps since they will be largely joint costs for functions being performed simultaneously.

Business

10.

We have indicated that our films and music will be family oriented and faith-based.

11.

We have removed the names of entities with which DWP has contracts.

12.

We have removed the names of entities with which DWP has contracts.

13.

We disclose that under the terms of the agreement with DWP, we will split profits, after all royalties and production costs are paid, equally with DWP on all joint projects. Some of the production costs will be paid to DWP.

Current Status

14.

We have provided the requested disclosure.

Direct Response Marketing

15.

We have provided the requested disclosure.

16.

We have provided the requested disclosure.

17.

We have provided the requested disclosure.

Directors, Executive Officers, Promoters and Control Persons

18.

We have added disclosure that each and every director has, in our judgment, the same basic qualification to be a director. Each and everyone has had significant business experience, a successful career and good contacts.

Summary Compensation Table

19.

We have provided the requested disclosure.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require anything further, please feel free to call me at 914-674-4373.

Sincerely,

/s/ Frank J. Hariton

Frank J. Hariton

cc:  Momentous Entertainment Group, Inc.

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